SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DE RIGO S.p.A.
(Name of Subject Company)
DE RIGO S.p.A.
(Name of Person Filing Statement)

Ordinary Shares, par value of €0.26 per share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

245334107
(CUSIP Number of Class of Securities)

Michele Aracri, Managing Director
Zona Industriale Villanova
32013 Longarone (BL), Italy
+39 0437 77 77
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing this Statement)

With a copy to:
Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Via San Paolo 7
20121 Milan, Italy
+ 39 02 72 60 81

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.     Subject Company Information.
      The name of the subject company is De Rigo S.p.A., an Italian stock corporation (società per azioni). De Rigo S.p.A. is referred to herein as “De Rigo.” De Rigo’s principal executive offices are located at Zona Industriale Villanova, No. 12, 32013 Longarone (BL), Italy. The telephone number of De Rigo’s principal executive offices is +39 0437 77 77.
      The securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are the ordinary shares, par value €0.26 per share, of De Rigo (“Ordinary Shares”), and American Depositary Shares of De Rigo, each representing one Ordinary Share (“ADSs”). As of July 29, 2005, 42,486,776 Ordinary Shares (including 9,511,716 Ordinary Shares represented by an equal number of ADSs) were outstanding.
Item 2.     Identity and Background of Filing Person.
      The name, business address and business telephone number of De Rigo, which is the person filing this Statement, are set forth in Item 1 above.
      This Statement relates to the tender offer (the “Offer”) made by DR 3 S.r.l., an Italian limited liability company (“DR 3”) and a wholly-owned subsidiary of De Rigo Holding B.V., a Dutch limited liability company (“De Rigo Holding”) that is owned and controlled by Mr. Ennio De Rigo and Mr. Walter De Rigo (the “De Rigo Brothers”), to purchase any and all Ordinary Shares and ADSs. The purchase price offered is $8.75 per Ordinary Share and per ADS, net to the seller in cash, without interest thereon and less any required withholding taxes. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2005 and the related Letter of Transmittal, which are filed as exhibits to the Combined Schedule TO and 13E-3 filed by DR 3, dated August 4, 2005 (as it may be amended or supplemented from time to time, the “Combined Schedule”).
      The principal executive offices of DR 3 and De Rigo Holding are located at 450 Herengracht, 1017 C.A. Amsterdam, the Netherlands. The telephone number of the principal executive offices of DR 3 and De Rigo Holding is +31 2054 08989.
Item 3.     Past Contacts, Transactions, Negotiations and Agreements.
      Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between De Rigo and its affiliates, on the one hand, and DR 3 and De Rigo Holding and their respective officers, directors and affiliates, on the other.

Directors and Executive Officers
      De Rigo’s Board of Directors currently consists of seven members, four of whom are also executive officers of De Rigo: Mr. Ennio De Rigo, Mr. Maurizio Dessolis, Mr. Massimo De Rigo and Mr. Michele Aracri. Mr. Ennio De Rigo, Chief Executive Officer of De Rigo since 1980 and Chairman of De Rigo’s Board of Directors since March 1995, is also an owner and director of De Rigo Holding and a director of DR 3. Mr. Maurizio Dessolis, Chief Financial Officer of De Rigo since March 1993 and a member of its Board of Directors and one of its Vice-Chairmen since May 2004, is also a director of De Rigo Holding and DR 3 and is the son-in-law of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo. Mr. Massimo De Rigo, head of the Design Department of De Rigo since 2000 and a member of De Rigo’s Board of Directors and one of its Vice-Chairmen since May 2004, is also a director of DR 3 and is the son of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo. Mr. Michele Aracri is Managing Director of De Rigo and owns 870,000 Ordinary Shares (or approximately 2% of De Rigo’s outstanding Ordinary Shares). De Rigo’s Board of Directors also includes Mrs. Emiliana De Meio De Rigo, one of its Vice-Chairmen and the wife of Mr. Ennio De Rigo, and Mr. Walter De Rigo, a director of De Rigo since 1995 and an owner and director of De Rigo Holding. The remaining director, Professor Enrico Valdani, is neither an officer of De Rigo nor affiliated with De Rigo Holding or DR 3.

Securities Ownership
      The De Rigo Brothers hold, directly and indirectly, 32,787,000 Ordinary Shares and ADSs (or 77.2% of the issued and outstanding Ordinary Shares), 31,869,500 of which are held through De Rigo Holding and 917,500 of which are held by the De Rigo Brothers directly. The De Rigo Brothers established De Rigo Holding to hold and manage their interests in De Rigo and to make investments in other industrial sectors in which they participate.
      Mr. Maurizio Dessolis owns directly 46,240 ADSs. Mr. Michele Aracri owns directly 870,000 Ordinary Shares, 70,000 of which are represented by ADSs, or approximately 2% of De Rigo’s outstanding Ordinary Shares.
      As a result of the securities ownership, familial and employment relationships and business affiliations described in the preceding paragraphs, certain of De Rigo directors and executive officers may be deemed to have a direct interest in the Offer.
Item 4.     The Solicitation or Recommendation.

Recommendation of the Board
      At a meeting held on August 5, 2005, the Board of Directors of De Rigo, by vote of Professor Valdani with the remaining directors abstaining due to the potential conflicts of interest resulting from the securities ownership, familial and employment relationships and business affiliations described above in Item 3, decided that De Rigo would remain neutral with respect to the Offer and would advise each holder of Ordinary Shares and ADSs to make his or her own decision as to whether or not to tender into the Offer and, if so, the number of Ordinary Shares or ADSs to tender. De Rigo’s Board of Directors noted the conflicts of interest facing its members in evaluating the fairness of the Offer. In light of these conflicts of interest, it was determined that it would be more appropriate to remain neutral than to take a position with respect to the Offer.
      In determining that De Rigo will remain neutral with respect to the Offer, De Rigo’s Board of Directors also noted that Italian law, which governs the duties and obligations of De Rigo’s Board of Directors, does not impose any fiduciary or other duty or obligation on De Rigo or De Rigo’s Board of Directors to seek or obtain any particular price or a fair price in the Offer, or, since the Offer is not being made in Italy, to approve or disapprove the Offer, to make any statement or recommendation or otherwise play any role in connection with the Offer. Furthermore, since the Offer is not being made in Italy, Italian law does not impose any fiduciary or other duty or obligation on De Rigo or De Rigo’s Board of Directors to make any determination or analysis regarding the Offer or the offer price, including whether or not the terms of the Offer or the offer price is fair to unaffiliated securityholders, nor does it require either of them to obtain, or retain any outside person to prepare, any report, opinion or appraisal relating to the value of De Rigo, the Ordinary Shares and ADSs or the fairness of the Offer or to negotiate on behalf of the unaffiliated securityholders.
      De Rigo’s Board of Directors did, however, note that the Offer provides holders of Ordinary Shares and ADSs an opportunity to sell their securities at a time when such a sale might be difficult, in light of the absence of a market for Ordinary Shares and the limited market for ADSs, and to do so without some of the transaction costs that would otherwise apply to a sale of such securities.

Intent to Tender
      Mr. Ennio De Rigo and Mr. Walter De Rigo are part of the bidder group (with De Rigo Holding and DR 3) and therefore will not be tendering the Ordinary Shares and ADSs that they already own, either directly or through De Rigo Holding. The remaining members of De Rigo’s Board of Directors (other than Mr. Maurizio Dessolis and Mr. Michele Aracri) do not own any Ordinary Shares or ADSs. Mr. Dessolis, who owns 46,240 ADSs, will not tender because, as a director of DR 3, his sale of ADSs to DR 3 would be subject to certain corporate formalities required by Italian corporate law, including approval of DR 3’s shareholders and a process of appraisal. However, after consummation of the Offer, Mr. Dessolis expects to sell the ADSs owned by him to De Rigo Holding. Any such sale would be at a price equal to the offer price. Mr. Aracri, who owns 870,000 Ordinary Shares, 70,000 of which are represented by ADSs, has indicated that he intends to tender an as yet undetermined portion of his Ordinary Shares.
      Mr. Jordi Fontcuberta, Managing Director of De Rigo’s subsidiary General Optica, has indicated that he intends to tender the 15,000 ADSs held by him. Mr. Mario Sommavilla, Chief Administrative Officer of De Rigo, has indicated that he intends to tender the 7,475 ADSs held by him. Mr. Bruno Palmegiani, Art & Creative Director of De Rigo, has indicated that he intends to tender the 3,450 ADSs held by him. No other executive officer of De Rigo who is not also a director owns any Ordinary Shares or ADSs.
      De Rigo owns 2,448,200 Ordinary Shares (including 223,200 Ordinary Shares represented by ADSs), which may be resold only pursuant to a resolution of its shareholders adopted at an ordinary shareholders’ meeting. De Rigo does not intend to tender such Ordinary Shares and ADSs in the Offer. Further, none of De Rigo’s subsidiaries holds or owns any Ordinary Shares or ADSs.
Item 5.     Person/Assets, Retained, Employed, Compensated or Used.
      Neither De Rigo nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of Ordinary Shares or ADSs on De Rigo’s behalf with respect to the Offer.
Item 6.     Interest in Securities of the Subject Company.
      No transaction in the Ordinary Shares or ADSs has been effected during the past 60 days from the date of this Statement by De Rigo, De Rigo’s subsidiaries or, to De Rigo’s best knowledge, any of De Rigo’s executive officers or directors.
Item 7.     Purposes of the Transaction and Plans or Proposals.
      De Rigo is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer or other acquisition of De Rigo’s securities by De Rigo, its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving De Rigo or its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the assets of De Rigo or its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of De Rigo.
      There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.
Item 8.     Additional Information.
      According to the Combined Schedule, following consummation of the Offer, DR 3 intends, if the necessary qualifications are met, to cause De Rigo to apply to delist the ADSs from the New York Stock Exchange (the “NYSE”) and also to deregister the ADSs under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, DR 3 intends to cause De Rigo to terminate the existing deposit agreement between De Rigo and The Bank of New York, as ADS depositary, dated as of October 25, 1995 (the “Deposit Agreement”) relating to the ADSs in accordance with its terms following consummation of the Offer.
      According to the NYSE published guidelines, De Rigo may voluntarily withdraw its ADSs from listing on the NYSE following approval by De Rigo’s Board. To delist voluntarily, De Rigo will also have to comply with (i) the rules of the Securities and Exchange Commission (the “SEC”) issued under Section 12(b) of the Exchange Act, which include the filing of an application with the SEC, following which the SEC will publish a notice and accept comments relating to the proposed delisting, and (ii) any corporate approvals required under Italian corporate law.

      DR 3 also intends to cause De Rigo to terminate the Deposit Agreement after consummation of the Offer. The ADS depositary is obligated to terminate the Deposit Agreement at any time at the direction of De Rigo by mailing notice of termination to the holders of ADSs then outstanding at least 30 days prior to the termination date fixed in such notice.
      On and after the date of termination, holders of ADSs will be entitled to delivery of Ordinary Shares and any other deposited securities represented by the ADSs surrendered upon (a) surrender of such ADSs at the Corporate Trust Office of the ADS depositary, (b) payment of the fee of the ADS depositary for the surrender of such ADSs and (c) payment of any applicable taxes or governmental charges. If any ADSs remain outstanding after the date of termination, the ADS depositary will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the holders thereof, and will not give any further notices or perform any further acts under the Deposit Agreement, except (a) collecting dividends and other distributions pertaining to the deposited securities, if any, (b) selling rights, if any, as provided in the Deposit Agreement and (c) delivering Ordinary Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADSs surrendered to the ADS depositary (after deduction of the fee of the ADS depositary for the surrender of ADSs, any expenses for the account of the holder of ADSs, and any applicable taxes or government charges). At any time after the expiration of one year from the date of termination, the ADS depositary may sell any remaining Ordinary Shares and will hold uninvested the proceeds of any such sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the holders of ADSs which have not theretofore been surrendered and shall have no liability for interest with respect to such proceeds. The ADS depositary’s only obligation will then be to account for the proceeds of the sale and other cash (after deduction of the fee of the ADS depositary for the surrender of ADSs, expenses for the account of the holder of ADSs, and any applicable taxes or government charges). After termination, De Rigo’s only obligation under the Deposit Agreement will be with respect to indemnification and to pay certain amounts to the ADS depositary.
      DR 3 also intends to cause De Rigo to apply for termination of the registration of the ADSs and the Ordinary Shares after consummation of the Offer if the requirements for termination of registration are met. Registration of the ADSs and the Ordinary Shares underlying the ADSs may be terminated by De Rigo upon application to the SEC if the outstanding ADSs are not listed on a “national securities exchange” and there are fewer than 300 U.S. holders of ADSs and Ordinary Shares.
      Termination of registration of the ADSs and of the Ordinary Shares underlying the ADSs under the Exchange Act would reduce the information required to be furnished by De Rigo to holders of its securities and to the SEC and would make certain provisions of the Exchange Act, such as the requirement of furnishing annual reports to security holders, no longer applicable with respect to De Rigo. In addition, if the Ordinary Shares and ADSs are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to De Rigo. Furthermore, the ability of “affiliates” of De Rigo and persons holding “restricted securities” of De Rigo to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Ordinary Shares and ADSs under the Exchange Act were terminated, the Ordinary Shares and ADSs would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on Nasdaq.
      The Ordinary Shares and ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which classification has the effect, among other things, of allowing brokers to extend credit using such Ordinary Shares and ADSs as collateral. Depending upon factors similar to those described above regarding market quotations, the ADSs might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Ordinary Shares and ADSs would be ineligible as collateral for margin loans made by brokers.
Item 9.     Exhibits.
      None.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

De Rigo S.p.A.

By: /s/ Michele Aracri

Name: Michele Aracri
Title: Managing Director
Dated: August 5, 2005